Filed by REMEC, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

The following is a transcript of a conference call hosted by Ronald Ragland, Chairman and Chief Executive Officer of REMEC, Inc. ("REMEC"), and David Morash, REMEC's Executive Vice President and Chief Financial Officer, held on December 9, 2002 at 2:00 p.m. Pacific Daylight Time, relating to REMEC's third quarter finanial results and the proposed acquisition of Spectrian Corporation by REMEC.

PREMIERE CONFERENCING:

Please standby we're about to begin.

Good day everyone and welcome to this REMEC conference call. This call is being recorded. At this time, for opening remarks, I'd like to turn the call over to Mr. Ron Ragland, Chief Executive Officer. Mr. Ragland, please go ahead sir.

RONALD RAGLAND:

Thank you and we appreciate you all joining us for the third quarter's conference call. Dave would you read the safe harbor comments?

DAVID MORASH:

Statements in this press release, excuse me. Statements in this conference call that are not historical are forward looking statements which involve known and unknown risks and uncertainties. Actual results could differ materially from those implied by such forward looking statements, due to a variety of factors, including general and industry economic conditions, competition, development factors, operating costs and other risks and uncertainties that are detailed from time to time in our filings with the Securities and Exchange Commission, including the prospective merger with Spectrian. Ron?

RONALD RAGLAND:

Thank you again, and I'd like to start with some general comments, then Dave will make some financial comments and we'll open to question and answer.

First of all, it's our belief that we are in a good, strong rebound. We think that the second quarter performance does define the bottom. Our third quarter shows a very nice sequential revenue gain and margin improvement, although we still are no where near where we want to be and we'll talk about that here in this conversation. But, certainly we're seeing improvements and we feel good about it. Our Defense business continues to sizzle with record sales, earnings and backlog and the Commercial business has just completed four months of month-over-month improvements in revenue and improvements in margins. November, as a matter of fact, the first month of our fourth quarter, has the best performance that I can recall in the Company's history, in terms of performance in excess of, performance with respect to forecast. I'm sorry, double dribble. Q4, therefore, is expected to be, quarter-over-quarter, improved at least the same level as Q3 over Q2, in terms of revenue, and we expect to see margin improvements of course.

We are very pleased that we are nearing the end of a very long cycle on the Spectrian merger. We've been out; initiated a road show last week and had, I believe, a very positive response. We also, last Monday, issued a web cast that covered the comments that we made on the road show. We're expecting a positive vote on December 20th, and will be very proud and anxious to welcome on board our new Spectrian teammates, and certainly Tom Waechter as our new Chief Operating Officer. Expect to see Tom here in San Diego the next day.

The bad news is that the deal took so darn long. The good news is it gave us one heck of a lot of time for an effective, well-planned transition. We think we have, in fact, have done that and I'll have to say, across the board, we feel very positive about the synergies and the increased marketing opportunities and product opportunities we're going to see as a result of this combination of companies.

It's my understanding, the call, after the close, that Spectrian enjoys a new business award in Asia that will total about $8.5 million on advanced CDMA multi-carrier power amps with near-term delivery requirements and so, they too, are enjoying a similar uplift in prospects as a result.

Now, I'm not in a position to tell you that this is the onset of a telecom industry recovery. We are enjoying some significant market share wins and it's very possible that this acceleration that we see is, in fact, a market share driven, but it does appear to be a very positive, upbeat trend.

Going back to the downturn we've been in and whether you want to call it a year and a half long or two years long, we've been very quiet about this until the road show; we certainly view this downturn as an incredible opportunity for the Company, which I'm sure most of you know, is just a little over six year's old as a commercial company, to gain significant, what we've been referring to as pole position for the telecom recovery, to gain a significant competitive position with our competitors in the marketplace. We have been market share victorious in a number of issues; have done, I think, a reasonable job, bordering on a damn good job, of significantly reducing G&A and other infrastructure costs, reorganizing the Company with all the acquisitions that we've done over the last six years, into a very lean and mean and effective team for going forward. This is going to allow very effective transition of new teammates like our Spectrian team. While accelerating R&D at the same time, to higher and higher levels of expenditure, to gain the moment and the opportunity on those technologies and product areas that we view as promising. We announced, here, not so long ago, an outstanding multi-carrier power amp win in Europe and our performance rolling out that product and coming up the production ramp is excellent. As a matter of fact, I commented at the Defense Christmas party a couple nights ago, that I've not seen better implementation than we've experienced on our three most recent major accomplishments in the Commercial arena; our multi-carrier power amp, our modular radio and our fixed wireless access implementation. So, as we've mentioned, our ONLY problem has been customers have stopped buying and, at least from the REMEC perspective, it appears that they're starting to buy again and nothing could please us more. The other comment we've made on the road show that I think is very significant is, IT IS our belief that customers are finally assessing the big picture. They're looking at the balance sheet of their suppliers; they're looking at what technology is going to serve their needs going forward, they're looking for the company that can integrate bit parts into a system solution and gain a high reliability, gain a lower parts count, get superb performance and spend significantly less money. We feel very, very strong about it.

Our offshore manufacturing is also an area that we're very enthused about. I'm going to pick the Philippines today, although Philippines, Costa Rica and China are all three doing an outstanding job, but in my talk today I'll give you just an insight into the Philippine operation. Our offshore manufacturing facilities were at about 30% capacity utilization in late Spring and we stood tall, and we stood bold because we know that that offshore manufacturing capability, at very effective labor rates, Costa Rica and Philippines both in tax free areas, are going to be a substantial competitive differentiator going forward. Matter of fact, we've commented in the road show that we would not be the least bit surprised because of the number failures, the lack of interest that the EMS companies are showing in the telecom infrastructure space which allows us to advance our lead and for other reasons we would not be the least bit surprised within a two and a half year period to see this industry enter allocations. What a dramatic reversal from what we would have been experiencing over the last few years. And, we believe that this offshore manufacturing capability is absolutely critical to our success. So, I mentioned that we were about 30% capacity in April; now we're at about 80% capacity and we believe with the Spectrian deal and other positive factors that are taking place that by the first of the year we will see the Philippines at 100% utilization. Now, to just give you a metric of interest, what this means to us, at a 30% capacity, even with the low wage, the fully absorbed labor rate in the Philippines is about $32 an hour. Going to less than $8.00 an hour at full utilization. In addition, in some of our darkest moments, about seven, eight months ago, we doubled the size of our Philippine capacity to 120,000 square feet. So, we have no doubt, in our mind at REMEC, that there will be a telecom recovery. I think there's very few of us who use cell phones in the U.S. and Europe who don't understand, after the frustration of a number of dropped calls, that the infrastructure needs help around the world. We're excited about it and when this recovery does take place we're going to be in position to be a very strong competitive advantage in our opinion.

We have reaffirmed, with our Board of Directors, that this company will be in profitability in the second quarter of the fiscal year and I want to take just a second and step aside and tell you that we did decide, for a number of reasons, that we would change the calendar year back to a fiscal year ending January 31st and, for the relatively near future, with no plans to change, we see ourselves staying with a January 31 year end. It allows us to get out of some of the cyclicality of commercial product companies doing saw tooth buys at the end of the quarters and there are other advantages also, so I just wanted to reiterate that REMEC will be staying on a January 31st fiscal year. In addition to reaffirming our commitment to the Board of profits by the end of the second quarter of 04, fiscal year 04, we also believe that we're going to be in a positive cash position in the first quarter and then be able to sustain that and grow that positive cash flow. Needless to say, we still may be seeing some one-time pluses and minuses because of the Spectrian transaction in that first quarter transition, but from an operating point of view do expect to be into positive cash.

We feel strong about our future, we feel strong about the market share wins, we feel strong about the team that's joining us from Spectrian and we intend to go from this point, where the wind's been blowing into our face at gale forces, and get a tack here in the not too distance future, where the wind's at our back again.

I'm going to ask Dave to go through some financial highlights and observations on the quarter and then we're going to open it up to questions.

DAVID MORASH:

Thanks, Ron, and welcome everybody to the third quarter financial summary.

Q3 revenues totaled $59.4 million versus $53.5 million in Q2, an increase of 11% quarter-over-quarter. Q3 revenues were 13% over Q3 revenues of fiscal year 02. Q3 revenues included termination settlements of $2.1 million. Q2 included termination settlements of $.7 million. Revenues increased at Commercial and Manufacturing $5.8 million and Defense at $.5 million, offsetting a decrease at Nanowave. The Commercial rebound is attributable to increased business with MCPA's and fixed wireless, and also related to large European OEM's. We saw month over month revenue increases during the quarter and anticipate increase in Commercial business to continue into the fourth quarter, as well as continued strength in Defense.

Gross margin, up 12.1% in Q3, or 13.8% before reserves, is compared with Q2 gross margin of 7.5%. The increase in reserves relates to a million dollar inventory write-off at our Nanowave Canadian subsidiary. Improvement in gross margin in Q3 relates to improved overhead absorption from increased sales levels and the impact of continued reductions in Manufacturing staffing. Q4 margin improvements are anticipated based upon the increased sales outlook.

Operating expenses were $20.3 million in Q3, versus $19.4 million in Q2, but include a restructuring charge as the write-off of our Poway operation, or one plant in Poway I should say, of $700,000, system implementation costs of $800,000 and bad debt reserves increase of $400,000. Including the information systems costs and bad debt reserves, SG&A declined $2.4 million from the prior year, or $3.6 million without these costs. Quarter over quarter SG&A declined $1.1 million to $10.8 million. R&D expenses increased to $8.8 million, an increase of $2.3 million over the prior year and $1.0 million over the prior quarter, primarily due to the added costs of the introduction of both the Company's new products for MCPA's and fixed wireless. Q3 pre-tax loss total $12 million versus Q2 loss of $14.7 million.

During the third quarter of fiscal 2003 the Company did not record income tax benefit related to the third quarter of 2003, of fiscal 2003. Prior to recording any additional income tax benefit, the Company is completing an assessment of its ability to realize any future tax benefits based upon the tax implications of the planned acquisition with Spectrian. Q3 pre-tax results include a one-time gain on the sale of our Humphrey facility of $1.2 million.

We experienced an operating cash outflow of $3.7 million, of which $3 million related to the decline in payables and accrued expenses. Payables were reduced at the end of the quarter in conjunction with the change-over to BaaN in Finland.

Cap Ex was $2.7 million, offset by the proceeds of the sale of the Humphrey facility of $2.7 million. Capital spending in Q3 included the China facility and the acquisition of our Philippine facility, or expansion of our Philippine facility.

Ron?

RONALD RAGLAND:

OK, thanks Dave. I would like to turn it over to questions please. Matt?

PREMIERE CONFERENCING MODERATOR:

Thank you, our question and answer session will be conducted electronically. If you do have a question or a comment for any of our speakers today, please press star followed by the digit one on your touchtone telephone at this time. If you are using a speakerphone, we do ask that you turn off your mute button function so that your signal can reach our equipment. Once again, that is star, one on your touchtone phone. We'll take a moment to assemble our roster.

We'll go first to Rich Valera with Needham & Company.

RONALD RAGLAND:

Hi, Rich.

RICH VALERA:

Hey, Ron. Hi, Dave. Ron you mentioned you thought you might be taking some market share. Can you give us a feel for your conviction that your taking market share, specifically, I guess, in the filter and in the power amp area, sort of how you're charting your progress there?

RONALD RAGLAND:

Revenues with one of our signal conditioning OEM's in Europe hit a revenue rate that is significantly higher than any revenue rate we've ever seen with this particular operation, which is about, oh, I'd say, fifteen months old and sixteen months old. So, that's a real positive for us. The other thing that would speak to that would be our first major win with the MCPA's and the very strong execution we've been able to achieve in coming up to significant manufacturing rates. A year ago, we had a hell of time convincing folks that we had the capability to go and do a very successful advanced multi-carrier power amp execution. As a matter of fact, as we've told you in prior forums, this is one of the really critical reasons for the Spectrian award. With Spectrian we gain, not only additional technology, technical advantage, a very, very constructive overlay geographically, customer wise and technology wise, and I call it program wise, it's also given us legacy and critical mass. And, so many times in that period, we were told, "God you look great in cost, you look great in technology, but you just don't have the experience." Now we add 800,000 Spectrian amplifiers, or we expect to add legacy of 800,000 Spectrian amplifier sales to our legacy and expenditure just shy of $50 million in advanced research and development over the past two years. So, to say that we're excited about the Spectrian merger, and I believe Tom's speaking for his team and their excitement of being part of REMEC certainly speaks to the market share issue.

RICH VALERA:

And, on the multi-carrier power amp, I think last quarter you mentioned you were looking for about $4.5 million in the first two quarters. Can you say how you're tracking towards that goal?

RONALD RAGLAND:

You know, one thing we're seeing more and more and more every day is extreme concern by our customers at being a conduit of competitive information in the marketplace. I'm not going to respond to the question, Rich, other than to say that we have NDA's in place that are extremely controlling on what can be said and can't be said, and then we have to apply good judgment, even if it's not in the NDA, we're not trying to speak to our customers' businesses and we're going to try to be religious about that. What I can say, as a general comment, is that no execution I've ever been associated with could be called flawless, but this is about as strong an executed program as I've seen in my REMEC or my entire professional career. We have met the expectations of our customer, we've met all our internal milestones. So, hopefully that will give you an answer to your question in somewhat of a general way.

RICH VALERA:

Close enough. On the Defense business, could you give the percents of revenue from Defense and if you could give us any color on the margins, it sounds like they were pretty solid this quarter.

RONALD RAGLAND:

We're looking at a public, or how do you want to say it, an external goal on shipments, without Spectrian, for the coming year of $300 million. We would expect to see Defense be responsible for about $85 million of those shipments. I mentioned that we are seeing records. It's our belief that the Defense pre-tax margins are in the area of 13%. This is very, very strong. Now, those of you who have followed the Company for years say, "But, golly, the gross margins don't appear to support that." And, the reason is that in Defense, also, we're in a very high level of research and development. In the Defense industry, those R&D dollars go into the top line. So, they do not, so they do detract from the gross margin. We expect, over the year, to see the Defense business accelerate in growth from the 10-15 percent to the 15-20 percent, year over year, and we also expect to see improvements in the gross margins of several more points on the pre-tax line. So, Defense is doing a very fine job and certainly holding up their part of this balanced company.

RICH VALERA:

Great. And, Dave, I think this is for you. In terms of R&D and SG&A, sequential outlook for those, do you expect R&D to be within this range in the fourth quarter and in SG&A it looks like you had about $1.2 million of what are arguably sort of one-time items, do you think not be in next quarter and you'll have a sequential decline in SG&A.

DAVID MORASH:

I would say that the, certainly some of those, if not all, will not be in there and so I would hope that SG&A would be, would show a sequential decline. And, in terms of R&D, there are a fair amount of expenses related to these two programs, which may flow over into the fourth quarter but then should, should back off as we're fully into production.

RONALD RAGLAND:

I've mentioned that we've made a commitment in advance of knowing what our customer demands are going to be. We continue to be in a situation on many of our most important commercial opportunities, where backlog is about a day and a half and visibility is about what you get on a San Francisco foggy day. That's part of the business. We need to get used to it, we have to develop our own weather penetrating visions and, but what I'd say to you is that things look pretty darn positive.

RICH VALERA:

Great. Those are my questions, thanks guys.

PREMIERE CONFERENCING MODERATOR:

Mark Jordan with AG Edwards has our next question.

RONALD RAGLAND:

Hi, Mark.

MARK JORDAN:

Good afternoon, Ron. A couple questions. First of all, one thing that you've scrupulously not given in terms of some general guidance is what kind of, at least a range of incremental revenues that Spectrian could add to REMEC next year, assuming a close here in December.

RONALD RAGLAND:

Well observed. It's somewhere between A and B. I happen to be at B and the more conservative members of our team are at A, and they're not all that far apart. What I would say is that on a standalone basis, which we hope not to see any basis for in the future, on a standalone basis I believe, from what I've heard from Spectrian, that they think they may have seen their worst quarter in the last quarter also. At this point in time, Mark, I would simply say that we're not prepared to speak for this fine company until they're part of our company, and it would be inappropriate for me to say anything.

MARK JORDAN:

OK. Another point of clarification. The guidance that you gave in terms of breakeven or starting to produce profits in Q2 and your goals for profit margins in Q4, were those for the combined companies or was that, again, for REMEC as a standalone prior to the merger?

RONALD RAGLAND:

Both. For a standalone company we're going to be profitable in the second quarter, for a combined company we're going to be profitable in the second quarter. We will be profitable by July 30, 2003, period.

MARK JORDAN:

OK

RONALD RAGLAND:

And, so you can say, "Well, hell, you don't know what the sales are going to be, the visibility isn't what you wanted, how do you know?" Because R&D and other things will change if they have to. We are going to, I am sick of red ink. We ran a company with a, started this company 20 years ago with 3,000 bucks, I've had all the damn red ink I want to see and that's certainly the way the Board feels and certainly the way the rest of this management team feels. We hope that it's, you know, from a Lewis and Clark perspective, we talked about this morning in one of our meetings, the Missouri river runs pretty damn swift and rowing up it by cutting expenses, getting the profits by cutting expenses, is like rowing a canoe up that river. What I'd rather have is the motor boat on the back of the canoe, and that motor is increasing the revenue, increasing the top line, so we don't have to cut into what we believe are wise investments in R&D and we don't have to cut into infrastructure. So, when we say we are going to be profitable, we are going to be profitable, I'll probably say it again in summary for the seventh or eighth time in this call, but we're going to do our damndest to get the revenue line on good gross margin products moving north, we're going to make the right rationalizations on the expenses in the infrastructure and, if the industry's not ready to play rebound, they better catch up because we're tired of the downturn, we've made our competitive leap, we're at the pole position for the recovery, it's time for the market to turn North. So, all you customers, if you're listening in or the replay, let's get the orders going so that you're in a positive position when the allocation period starts and I'll remember you and how you helped us when days were dark. What else, Mark?

MARK JORDAN:

Yeah, talking about tax planning for the company, since you're not accruing any tax benefits, I take it that as you put these companies together you're going to have, you have significant tax benefits to shelter income for the foreseeable future?

DAVID MORASH:

That's correct.

MARK JORDAN:

So we shouldn't, that as you become profitable mid-year then we shouldn't assume any tax payments for the foreseeable future?

DAVID MORASH:

Well, foreseeable future, depends what you mean by foreseeable future, but, certainly over the next year or so.

MARK JORDAN:

OK, that's fine. Thank you. Well, I'll look forward to profitability mid-year.

RONALD RAGLAND:

Hey, Mark, I didn't think I'd ever be a CEO that hoarded net operating loss carry-forwards, so we're anxious to shed the title "King of NOL."

MARK JORDAN:

Thank you.

PREMIER CONFERENCING MODERATOR:

And, next, we'll hear from Shawn Slayton with Ferris Baker Watts.

SHAWN SLAYTON:

Hi, Ron. Hi, Dave. Good afternoon.

DAVID MORASH:

Hi.

SHAWN SLAYTON:

Many of my questions have been answered. Can you tell us who your 10% or greater customers were again? I would think...

RON RAGLAND:

We only had one this quarter and it's our understanding, you know, it's our understanding they even get upset with us doing what's required by law. But, 10% customer would be Nokia.

SHAWN SLAYTON:

Can you tell us how much of your revenue?

RONALD RAGLAND:

15%.

SHAWN SLAYTON:

One, five?

RONALD RAGLAND:

Yeah.

SHAWN SLAYTON:

Great. Also, so, I guess as in recent quarters your Broadband and your Mobile business had a negative operating profit and did the Manufacturing segment of your business, did that return to positive operating contribution, positive operating profit?

RONALD RAGLAND:

Dave, do you want give the detail.

DAVID MORASH:

The answer is yes, it did.

SHAWN SLAYTON:

OK.

RONALD RAGLAND:

OK, I thought David, well I'm getting to do all the words here and I thought Dave wanted a second to shine, so, yes is the answer.

SHAWN SLAYTON:

OK, I guess I missed it, you mentioned it when Rick asked the question. What percentage was Defense again? Overall, what percentage of revenue was Defense this past quarter?

DAVID MORASH:

It's about 30%.

RONALD RAGLAND:

Right at 30, and I did comment that, and gave a little bit of an obtuse answer, I said that for the next fiscal year, without Spectrian, we're looking, with some management reserve, we're looking at a $300 million year, as the number that we're announcing. Our expectation is Defense will deliver about 85% of that 300, excuse me, I'm trying to do percent in my head and had a senior moment, so, or a middle age moment let's call it, so about 85 million out of the 300, a little less than 30%.

SHAWN SLAYTON:

OK. Maybe Dave, can you talk about, you talked about cash briefly, you're going to be users of net cash in Q1 but there's going to be a cash infusion from the Spectrian, just talk about what you expect your cash position to be exiting Q1, obviously assuming that the vote is favorable and the merger takes place.

DAVID MORASH:

Yeah, I would say that we've, going into Q1 at the merger, we're talking about a $90 million cash position and...

SHAWN SLAYTON:

That's exiting? So, when your report?

DAVID MORASH:

No, going into the quarter. Concurrent with the merger we're at about $90 million and I would expect some cash burn during the quarter, but that, you know, related to the Spectrian transaction and also related to the process of getting to right size. So, I would say that there is some cash burn going on in the, kind of the end of fourth, beginning of the first.

SHAWN SLAYTON:

OK, but exit Q4 with about $90 million, I guess, is that what I'm...

DAVID MORASH:

Yeah, $90 million is about right.

SHAWN SLAYTON:

OK. Great, I'll yield the floor. Thanks very much.

RON RAGLAND:

Thanks, Shawn.

PREMIERE CONFERENCING MODERATOR:

And, before moving on to our next question, I'd just like to remind everyone that it is star followed by the digit one on your touchtone telephone if you do not have a question. And, now, we'll hear from Dale Pfau with CIBC World Markets.

RONALD RAGLAND:

Hi, Dale.

DALE PFAU:

Good afternoon, guys. Can you hear me?

RONALD RAGLAND:

I noticed you weren't the first one to hit the button, so I think it's kind of clever that you made yourself the last one.

DALE PFAU:

Yeah, well I've got a lot of questions, that's why.

RONALD RAGLAND:

OK, OK. I see.

DALE PFAU:

OK, you told us that Defense was about 30% in the quarter and you won't comment on MCPA's as a percentage, could you give us Broadband as any kind of percentage of your commercial revenue?

RONALD RAGLAND:

Before the downturn was, everybody knew it was here and it was hanging all over us, Broadband actually passed Mobile Wireless. I would say right now, Broadband is down to, you know, nominally, Dave you have the exact number?

DAVID MORASH:

Yeah, it's about 17%.

RONALD RAGLAND:

I was going to say 15 to 18. So, 17%.

DALE PFAU:

Of total revenues?

DAVID MORASH:

No, of Commercial.

RONALD RAGLAND:

Of Commercial.

DALE PFAU:

Of Commercial.

RONALD RAGLAND:

Yeah, I knew it was, you know, 80% in Mobile - wait a second, we're getting a

DAVID MORASH:

I'm sorry, it is total. I'm sorry.

RONALD RAGLAND:

17% of total, so 30% Defense, so you've got about 53% is Mobile Wireless.

DALE PFAU:

OK.

RONALD RAGLAND:

Now Dale, you do know that we have taken a step towards combining. We've combined Mobile, wireless infrastructure, Broadband wireless and global manufacturing into a, one commercial segment now.

DALE PFAU:

Yeah, I'm aware of that. I was just looking for a little…

RONALD RAGLAND:

OK, just a data point.

DALE PFAU:

And, Dave, your guidance, and now that you've decided to keep January 31, we're going to have a little bit of Spectrian contribution, so I assume that your guidance for your Q4 does not include any contribution from Spectrian.

DAVID MORASH:

That is correct.

DALE PFAU:

And, the gross margin improvement that we saw in the October quarter was a little bit less than I would have expected with the increase, what kind of expectation do you have for gross margin improvement for December quarter? Can we expect a similar 400 basis points or is it a little bit stronger in the fourth quarter?

DAVID MORASH:

No, I would say that the improvement level, although I can't tell you I have a specific number, but my gut feel is that it's somewhere in the same range of improvement.

DALE PFAU:

Same percentage or same absolute improvement in gross margin points?

DAVID MORASH:

It would probably be, oh, let's think about this.

RONALD RAGLAND:

Go ahead with your next question while Dave thinks about it.

DALE PFAU:

I'm going to pick on him again though and ask him about cash flow.

RONALD RAGLAND:

OK. You're piling up. Don't you have any questions for me, Dale?

DALE PFAU:

I always have a question for you, Ron.

RONALD RAGLAND:

OK, well go ahead.

DALE PFAU:

OK. $300 million for next year, from kind of a top line perspective, which is exclusive of REMEC, when most of us are now expecting the overall wireless infrastructure market to decline by at least another 10% next year, implies a pretty significant up tic in market share to do that kind of thing.

RONALD RAGLAND:

Correct.

DALE PFAU:

What do you think you can do in terms of gross margins, because obviously with gross margin at these levels, you're suffering from under absorption, but we also know there is considerable pricing pressure out there in the market place.

RONALD RAGLAND:

Let me be candid in a couple areas. First of all, we've been, and you know it's good news and it's bad news. The good news is we decided during this downturn period to totally change our financial information system. So the bad news is, the good news is we get it done and, boy, is it going to be wonderful. The bad news is we've been flying with our terrain avoidance radar turned off and we're not quite back there. And one of the reasons the guys are kind of looking at papers and stuff to answer your prior question is, we're not there yet. We think we're awful damn close. We've told the Board that we'll be 90% here in the next, certainly 90% here in the not too distant future. So, part of the problem is it's a little hard to make accurate predictions at this moment on the gross margin numbers. Now, I'm sorry, your question? I got a little off track there. Recalibrate me on your question. What market share and…

DALE PFAU:

The question is kind of the overall… Look, I mean, you've got to pick up some market share to hit your targets. Which I can understand, but at the same time the whole industry has some pretty severe pricing pressure out there, so how can you make up for that pricing pressure with just what you've got in terms of the slight increase in revenues to help your absorption.

RONALD RAGLAND:

We take a look at a lot of our competitors and their balance sheets are just about to whoop their butts. Now, how in the hell they can continue to spiral competitive pricing into the ground and continue to survive would be a fairly interesting thing to be able to do, since Wall Street isn't spitting out free money anymore. My understanding is you either get it through the equity line or the profit line. So, we are not going to, in our market share wins, we are not willing to provide product for free or for stupid gross margins. Now, if that costs us growth, we'll cut expense to get to our break-even profits. In terms of market share, like I said earlier, what I think the customers are doing, Dale, is for the first time, two years ago and I hope maybe none of them are listening, cuz they might get a little annoyed with me, but two years ago I couldn't find a financial executive at major customers who knew the balance sheet of the suppliers. Today, the gal who signs you in at the front desk knows what the balance sheet is, you know. So, folks are looking at the technology that'll deliver them in the future and what it's going to do for them. They're looking at the balance sheets. I think they're starting to understand that partnership has become a pretty nasty word over the last seven years. Partner means, do what the hell you're told and, if you don't do what the hell you're told, somebody else will listen and do what they're told. Now they're starting to say, "Oh, my. A hell of a lot of these guys we relied on have gone out of business, a lot of their balance sheets look like they're about to go out of business, we better start looking at mutually beneficial business enterprises." And, mutually beneficial business enterprises are not going to be done so that our shareholders get the short end of the stick on return on investment. Now, we're not going to be greedy and we're not going to be pigs, but, you know, none of us called this downturn. I don't think many of us will call the upturn. What we're seeing is, however, customers who are really glad to have us come and visit. I hop on a plane tonight for Europe and China and that's because they want to sit and talk to me about market share and about the future and I'm feeling pretty damn optimistic.

Dave's back with his answer, Dale.

DALE PFAU:

Well, one more question for you, Ron. Traditionally, at least on your commercial side, Q1 is a weaker quarter than Q4. What kind of sequential drop are you counting on this year?

RONALD RAGLAND:

I count on making these effective meetings this week and helping our customers judge that we need a bigger market share. In other words, we don't have a use for a drop. Now, if it happens it happens. But, we're going to do our best to keep this trend going, this month over month trend we've been enjoying and keep it going and moving in the right direction. I don't really recall, Dale, if you're correct, and you usually are, you know, but if you're correct, I have to tell you that I'm not aware of sequential softness in our business. You look back over history and my comrades are flashing me numbers here, it looks like maybe that thesis isn't accurate. So, we're not expecting any cyclicality. One of the nice things about that BaaN report I was telling you about, I look at the computer every morning and see what percent of the month is gone, what percent of the shipments we've made and, you know, it's a really, really interesting to see that we're not one of the saw tooth wave, kind of companies performing on revenue. We've got a good solid ramp across our business and I have to tell you that historically, and maybe you can prove me wrong, I can't recall any cyclicality. Dave?

DAVID MORASH:

Let me go back to the gross margin. You know, I would say that pre-Spectrian we're talking about something like a 16% gross margin for the fourth quarter. Obviously, once we get to the place we want to be relative to Spectrian, we will not be adding a lot of, if any, overhead type costs in manufacturing so it's primarily be bringing their sales in on a direct cost basis. I will modify what I said to Rich in the beginning of the R&D. Obviously we are adding some R&D from Spectrian into the mix, both in the fourth quarter and going forward. We would expect to continue to keep the Spectrian, a good chunk of the Spectrian R&D.

RONALD RAGLAND:

Dale, let me say that because at the CIBC conference this year on my conference call, I plugged it, so I'm not going to be ashamed to plug the Needham conference in early January. I think you'll see us making combined Spectrian/REMEC post-merged projections at that conference and that'll be the second week of January and will pre-date, of course, the first quarter results. So, we'll try to get some fine tune. I don't feel comfortable about talking about Spectrian until the deals done. It's hard to imagine that another sequitous flip could occur, but we think we're just about there, but we'll talk about it after it's done.

DALE PFAU:

OK. Dave, your cash flow is, if I understood your commentary about a negative $3.6 million, all … in the quarter?

DAVID MORASH:

The operating cash flow.

DALE PFAU:

Oh, it was total cash flow.

DAVID MORASH:

Total cash outflow was 4.5.

DALE PFAU:

And right now at Spectrian what do you expect total cash flow to be in Q4?

DAVID MORASH:

I would say that Spectrian's cash has been running about a minus 10, as I recall, in the quarter. Obviously, you know, as we consolidate we would expect to, you know, move their operations into ours and substantially reduce that in the, kind of through the first quarter. But there'll be some transition costs, obviously, doing that.

RONALD RAGLAND:

And we're also having some, you know, positive cash events from a non-operational point of view, such as selling the Kearny Mesa building, that's in the final stages of completion, and a few other situations like that.

DALE PFAU:

Great.

DAVID MORASH:

I would expect some improvement in the underlying cash flow, our underlying cash flow in Q4.

DALE PFAU: And, one last one. Could you give us your top non-Defense customers and their percentage of your business in the quarter?

RONALD RAGLAND:

We did that, Dale. The only one we're going to report is Nokia at 15%. We've gotten such negative comments from customers. They don't want our publicity. It's our understanding that we're obligated to describe the folks over 10%, so we have one customer over 10%, that's Nokia at 15%.

DALE PFAU:

OK. Very good, guys.

RONALD RAGLAND:

Thanks so much.

PREMIERE CONFERENCING MODERATOR:

We'll take a follow-up questions from Shawn Slayton from Ferris Baker & Watts.

RONALD RAGLAND:

Hi, Shawn.

SHAWN SLAYTON:

Hi. The RIF, is it still ongoing or is it, we're at the tale end of that.

RONALD RAGLAND:

One more time? The…?

SHAWN SLAYTON:

The reduction in force is that coming to a…what percentage were completed, 80% complete, 90% complete, or…

RONALD RAGLAND:

We've laid off 1,300 people and I'm not trying to, you know, it is Christmas time and I'm not trying to make a depressing comment to the employee team, but we have identified next step lay-offs if required. And, it really depends on the viability and sustainability of the recovery we're seeing. Wouldn't it be wonderful if we didn't have to have any more lay-offs. We've done our planning. You know, there clearly is going to be a rationalization of any acquisition going forward. I'll tell you the last thing we want to do is put folks out of a job but, on the other hand, we have to keep the water line between our performance and jobs of every other employee at an appropriate level too. So, I would say, right now, additional lay-offs have been identified and if we see a brisk enough recovery hopefully they'll all be mitigated.

SHAWN SLAYTON:

OK. You guys, you talked about break even exiting your Q2. What run rate are we talking about there, Ron? I know you said with or without Spectrian, so is it like $75 million or 70 or 80 or…

RON RAGLAND:

Without Spectrian, we believe that number to be $75 million. And, yeah, I'm going to leave it at that. We'll have comments at the Needham conference and we'll try to address and do some more fine tuned press releases. You know, we're showing the habit, I'll just say it out loud anyway, but any time we do a conference, any time we do any kind of public released information at all, we will have the definitive web cast either before the event or at the onset of the event. And, so I would say that it would be fair to expect us to give some refined perspective at that time frame, second week of January.

SHAWN SLAYTON:

OK, great. And, for Dave, when you mentioned $90 million in net cash exiting Q4 if the Spectrian merger is successful, does that include your restricted cash? That $17 million or did not?

DAVID MORASH:

It does, and hopefully by that time…

SHAWN SLAYTON:

It does not? I'm sorry, it does? OK.

DAVID MORASH:

And, hopefully by that time it will no longer be restricted.

RONALD RAGLAND:

And, we will have added about another mid-single digit of cash from that deal to our cash. It will be outside. We sold, we're in final negotiations, final closing process on a deal that's greater than $17 million.

SHAWN SLAYTON:

OK, great. OK. OK that's all I have. Oh yeah, also, Ron, so last quarter in Q2 Northrup and Raytheon were 10% customers and now they're not, can you just give us a little color on what; are there certain programs that have wrapped up or do you know why that is?

RONALD RAGLAND:

Well, just give me a second. It's just …. You know, the relative numbers are probably, the relative numbers are probably still strong and maybe have improved but the bottom line has improved so the percentage went down. The cum has improved so the percentage has gone down, otherwise, I think if we took Northrup and BAE, well especially Northrup, if we took Northrup against last quarter's revenue, they'd be above 10% also, for example. But, we continue to see very strong from our historic Defense customers.

SHAWN SLAYTON:

OK. Can you tell us a little bit about what programs or platforms are ramping, just give us some general backdrop on Defense industry as you see it? At least, as it pertains to your business?

RONALD RAGLAND:

Yeah.

SHAWN SLAYTON:

We're showing sequential, you know, trends?

RONALD RAGLAND:

I'm just going to say, you know, first of all, like I told the employees in the Defense group Saturday night at the Christmas party, I said, "One of the reasons you're not seeing me around very much, if at all, is because you're doing your job right and we've got areas where the Company really needs concentration." My only reluctance here, Shawn, is to not be real accurate. I can tell you that the number of programs that have been very, very strong for us, but just across the board everything is moving to expectation and certainly F-22 is going very positively, Long Bow very positively, a number of our missile programs very, very positively. The only negative news I saw out of Defense is the fact that some of our Reservists are getting called up and we've got some damn good guys who are, happen to be in the Reserves. And, I hope that's not a foreboding, I hope that's just a second order hint to Sadam that he's about to get his butt kicked if he doesn't behave.

SHAWN SLAYTON:

OK, thanks for that comment. I appreciate it.

RONALD RAGLAND:

Yup.

PREMIERE CONFERENCING MODERATOR:

And, once again, just as a final reminder, if you do have a question or a comment, it is star one on your touchtone telephone.

RONALD RAGLAND:

OK, Matt, let's wrap it up.

PREMIERE CONFERENCING MODERATOR:

There appear to be no further questions. Mr. Ragland, I'll turn the call back over to you.

RONALD RAGLAND:

Thanks y'all. Folks, we're tired of this damn downturn, so we hopefully find good timing with the customers and let's all go improve the commercial telecommunications infrastructure. We think we're in a very strong position. There's not shortage of work to do. We continue to cram 48 hours of activity into 24-hour days. We're confident, we feel strong about it, we've got open arms to our new Spectrian teammates and we're real happy, Tom, we've been working closely with Tom in this transition planning and he's going to be a very valuable resource to this team. So, thank y'all for joining us and we'll be spitting out some more news around the second week of January. Bye-bye.

PREMIERE CONFERENCING MODERATOR:

And, that does conclude today's conference. We'd like to thank everyone for their participation and wish everyone a good day.